SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA


1. NAME OF REPORTING PERSON
Schultz Investment Advisors, Inc.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

0

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
0
________________________________________________________________

10. SHARED DISPOSITIVE POWER
625,310

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

625,310

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

15.66%

14. TYPE OF REPORTING PERSON

IA
___________________________________________________________


Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of John Hancock Financial
Trends Funds Inc ("JHFT").The principal executive offices of JHFT are located at 601 Congress Street, Boston, MA 02210.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Schultz Investment Advisors, Inc. 160 E Grand River Road, Suite B, Williamston, MI 48895.

Schultz Investment Advisors, Inc. is a registered investment advisor. Scott T. Schultz is Chairman of Schultz Investment
Advisors, Inc.

Pursuant to a proceeding by the Securities and Exchange Commision ("SEC"), an Offer of Settlement by Schultz Investment Advisors, Inc. and Scott Schultz (together, "Schultz"), a Consent by Schultz to the entry of an Order as set forth in the Offer, and acceptance by the SEC of the Offer of Settlement, Schultz is subject to an Order, which contains findings that Schultz neither admits nor denies. Please refer to http://www.sec.gov/litigation/admin/33-8650.pdf.

Mr. Schultz is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS Schultz Investment Advisors, Inc. has accumulated shares of the Issuer on behalf of accounts that are managed by them. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION

The filing persons own 15.66% of the issuer's outstanding shares. In light of its small size and the persistent double digit discount of its shares to their net asset value, the filing persons have concluded that it is appropriate for the issuer's board of trustees to consider alternatives designed to afford shareholders an opportunity to realize net asset value. Such alternatives would include a merger with John Hancock Regional Bank Fund, an open-end mutual fund managed by the same portfolio management team or a full liquidation. The filing persons intend to communicate with the issuer's board of trustees as soon as possible to discuss these and other alternatives.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the semi-annual report for the period ending June 30, 2005 filed on September 6, 2005 there were 3,993,124 shares outstanding. The percentage set forth in this item (5a) was derived using such number.

Schultz Investment Advisors, Inc. has the authority to dispose of 625,310 shares of JHFT or 15.66% of the outstanding shares.

b. Schultz Investment Advisors, Inc. has shared dispositive power over 625,310 shares.

c. During the last sixty days the following shares of common stock were purchased or sold:
12/1/2005     BUY    45017.3656
12/2/2005     BUY    50017.32
12/5/2005     BUY    25 17.2552
12/5/2005     BUY    25 17.2552
12/5/2005     BUY    25 17.2552
12/5/2005     BUY    25 17.2552
12/5/2005     BUY    25 17.2552
12/5/2005     BUY    25 17.2552
12/5/2005     BUY    50 17.255
12/8/2005     SELL   80017.12
12/12/2005    SELL   40017.08
12/12/2005    SELL   40 17.08
12/20/2005    BUY    1700    16.8358
12/28/2005    BUY    50 17.2482
12/28/2005    BUY    75 17.2483
12/28/2005    BUY    30 17.2483
12/28/2005    BUY    10017.2482
12/28/2005    BUY    12017.2482
12/28/2005    BUY    12517.2482
12/28/2005    BUY    12517.2482
12/28/2005    BUY    35 17.2483
12/28/2005    BUY    12517.2482
12/28/2005    BUY    75 17.2483
12/28/2005    BUY    75 17.2483
12/28/2005    BUY    45 17.2482
12/28/2005    BUY    20017.2482
12/28/2005    BUY    25 17.2484
12/28/2005    BUY    25017.2482
12/28/2005    BUY    10017.2482
12/28/2005    BUY    25 17.2484
12/28/2005    BUY    10017.2482
12/28/2005    BUY    10017.2482
12/28/2005    BUY    50017.2482
12/28/2005    BUY    52517.2482
12/28/2005    BUY    75 17.2483
12/28/2005    BUY    25 17.2484
12/28/2005    BUY    10017.2482
12/28/2005    BUY    10017.2482
12/28/2005    BUY    10017.2482
12/28/2005    BUY    11517.2482
12/28/2005    BUY    75 17.2483
12/28/2005    BUY    17517.2482
12/28/2005    BUY    25017.2482
12/28/2005    BUY    75 17.2483
12/28/2005    BUY    75 17.2483
12/28/2005    BUY    17517.2482
12/28/2005    BUY    45 17.2482
12/28/2005    BUY    14017.2482
12/28/2005    BUY    10017.2482
12/28/2005    BUY    30 17.2483
12/28/2005    BUY    55 17.2482
12/28/2005    BUY    75 17.2483
12/28/2005    BUY    50 17.2482
12/28/2005    BUY    17517.2482
12/28/2005    BUY    65 17.2482
12/28/2005    BUY    87 17.2482
12/28/2005    BUY    14017.2482
12/28/2005    BUY    25517.2482
12/28/2005    BUY    13517.2482
12/28/2005    BUY    16017.2482
12/28/2005    BUY    80 17.2482
12/28/2005    BUY    55 17.2482
12/28/2005    BUY    50 17.2482
12/28/2005    BUY    60 17.2482
12/28/2005    BUY    40 17.2482
12/28/2005    BUY    35017.2482
12/28/2005    BUY    17517.2482
12/28/2005    BUY    65 17.2482
12/28/2005    BUY    16517.2482
12/28/2005    BUY    40 17.2482
12/28/2005    BUY    45 17.2482
12/28/2005    BUY    60 17.2482
12/28/2005    BUY    75 17.2483
12/28/2005    BUY    85 17.2482
12/28/2005    BUY    25017.2482
12/28/2005    BUY    12017.2482
12/28/2005    BUY    30 17.2483
12/28/2005    BUY    12017.2482
12/28/2005    BUY    65 17.2482
12/28/2005    BUY    40 17.2482
12/28/2005    BUY    43 17.2481
12/28/2005    BUY    46 17.2483
12/28/2005    BUY    46 17.2483
12/28/2005    BUY    30 17.2483
12/28/2005    BUY    50 17.2482
12/28/2005    BUY    20017.2482
12/28/2005    BUY    17517.2482
12/28/2005    BUY    55 17.2482
12/28/2005    BUY    60 17.2482
12/28/2005    BUY    40 17.2482
12/28/2005    BUY    37517.2482
12/28/2005    BUY    11017.2482
12/28/2005    BUY    10517.2482
12/28/2005    BUY    90 17.2482
12/28/2005    BUY    10017.2482
12/28/2005    BUY    11017.2482
12/28/2005    BUY    13517.2482
12/28/2005    BUY    13517.2482
12/28/2005    BUY    10017.2482
12/28/2005    BUY    50 17.2482
12/28/2005    BUY    10017.2482
12/28/2005    BUY    75 17.2483
12/28/2005    BUY    10017.2482
12/28/2005    BUY    75 17.2483
12/28/2005    BUY    50 17.2482
12/28/2005    BUY    20017.2482
12/28/2005    BUY    72517.2482
12/28/2005    BUY    82517.2482
12/28/2005    BUY    1156    17.2482
12/28/2005    BUY    50 17.2482
12/28/2005    BUY    75 17.2483
12/28/2005    BUY    50 17.2482
12/28/2005    BUY    50 17.2482
12/28/2005    BUY    70 17.2481
12/28/2005    BUY    20017.2482
12/28/2005    BUY    40017.2482
12/28/2005    BUY    15017.2482
12/28/2005    BUY    75 17.2483
12/30/2005    BUY    75017.21
1/3/2006SELL  375    16.7344
1/3/2006SELL  2000   16.7344
1/3/2006SELL  400    16.7344
1/4/2006SELL  500    16.85
1/5/2006SELL  5900   17.1002
1/9/2006SELL  10725  17.1899
1/9/2006SELL  700    17.1899
1/11/2006     SELL   5900    17.1407
1/12/2006     SELL   2350    17.1796
1/13/2006     SELL   4500    17.1993
1/13/2006     SELL   2250    17.1993
1/13/2006     SELL   1675    17.1993
1/17/2006     SELL   93517.0386
1/17/2006     SELL   93517.0386
1/17/2006     SELL   11480   17.0386
1/18/2006     SELL   21016.91
1/18/2006     SELL   21016.91
1/18/2006     SELL   2580    16.91
1/19/2006     SELL   10517.0053
1/19/2006     SELL   10517.0053
1/19/2006     SELL   1290    17.0053
1/23/2006     SELL   50 16.6746
1/23/2006     SELL   1915    16.6745
1/23/2006     SELL   1840    16.6745
1/23/2006     SELL   2570    16.6745
1/23/2006     SELL   23425   16.6745
1/23/2006     SELL   50 16.6746
1/24/2006     SELL   1200    16.72
1/27/2006     SELL   10017.17
2/2/2006SELL  8025   16.9408
2/2/2006SELL  160    16.9408

d. Beneficiaries of accounts managed by Schultz Investment
Advisors, Inc. are entitled to receive any dividends or sales proceeds.

e. NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


2/7/06
___________________________
Date

Scott T. Schultz
___________________________
Signature

Scott T. Schultz, Chairman, Schultz Investment Advisors, Inc.
___________________________
Name/Title